Exhibit 99.3

PROXY STATEMENT

This Proxy Statement is being furnished pursuant to the Proxy Form for the Annual General Meeting (“AGM” or the “Meeting”) of Himax Technologies, Inc. (“Himax” or the “Company”) to be held on August 13, 2025 at 09:30 a.m. (Taiwan time).

I.	SHAREHOLDER(s) ADOPTION OF THE COMPANY’S 2024 AUDITED ACCOUNTS AND FINANCIAL REPORTS

The Company seeks shareholder adoption of the Company’s 2024 audited accounts (the “Audited Accounts”), which have been prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board, in respect of the financial year ended December 31, 2024. Along with the Audited Accounts, the Company seeks shareholder adoption of the report of the auditors in respect of the same financial period (the “Reports of the Auditors”). A copy of each of the Company’s Audited Accounts and the Reports of the Auditors is included in the 2024 Himax Annual Report which will be available on the Company’s website (https://www.himax.com.tw/investors/financial-information/).

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR this proposal.

II.	RETIREMENT OF THIS TERM AND RE-ELECTION OF MR. YAN-KUIN SU AS AN INDEPENDENT DIRECTOR OF THE COMPANY

Mr. Yan-Kuin Su will properly retire from his directorship position at Himax to be eligible for re-election pursuant to the Third Amended and Restated Articles of Association of Himax, and he has offered himself for re-election as an independent director of Himax.

Dr. Yan-Kuin Su is an independent director of the Company. He stepped down as President of Kun Shan University effective on July 31, 2018 and now works as a Chair Professor in the Department of Electrical Engineering. Dr. Su is also a Chair professor Emeritus in the Department of Electrical Engineering, National Cheng Kung University. Dr. Su currently also serves as the Dean of Academy of Innovative Semiconductor and Sustainable Manufacturing at National Cheng Kung University, since August 2022. Dr. Su is devoted to the field of research in semiconductor engineering and devices, optoelectronic devices, and microwave device and integrated circuits. He is a fellow of the OPTICA (formerly OSA) and SPIE. Also, Dr. Su is the life fellow of Institute of Electrical and Electronics Engineers, or IEEE. Dr. Su holds a B.S. degree and an M.S. degree and a Ph.D. degree in Electrical Engineering from National Cheng Kung University.

The affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon is required for this proposal with respect of the election of Mr. Yan-Kuin Su as an Independent Director of Himax.

The Board of Directors recommends a vote FOR this proposal.

III.	TO AMEND AND RESTATE THE COMPANY’S AMENDED AND RESTATED 2011 LONG-TERM INCENTIVE PLAN INCLUDING ITS 1st, 2nd AND 3rd EXTENSION UNDER THE 4th EXTENSION AMENDMENT BY ADDITIONALLY EXTENDING ITS DURATION FOR FIVE (5) YEARS TO SEPTEMBER 6, 2030

The Company seeks shareholder adoption on subject that the Fourth Extension Amendment of Five (5) Years proposal in respect of the Expiration Date of Company’s 2011 Long-Term Incentive Plan and its 1st Extension, 2nd Extension and 3rd Extension Schemes. Explicitly, the 2011 Long-Term Incentive Plan and its 1st Extension, 2nd Extension and 3rd Extension Schemes (collectively referred to as the “Plan”) as accumulated duration for years have been duly approved by Directors of the Company and the AGM held in 2011, 2016, 2019 and 2022 irrespectively, which Plan will become expired on September 6, 2025. The Plan has afforded the Company’s employees, directors and service providers, and the employees, directors and service providers of the Company’s subsidiaries and affiliates with qualification and the opportunity to acquire equity interests of the Company based on their individual service contributions.

In comparison with total amount 20 million of “AUTHORISATION SHARES” in the Plan, there will be remaining as equal around “9.0 million Shares” currently as the residual for the remaining quota applicable for the Plan provided to deploy the implementations applicable in subsequent year(s). The unused residual for the remaining quota Shares above-mentioned is at ration around 45% of the 20 million of total AUTHORISATION SHARES of Plan. To efficiently sustain remaining quota of unused Shares aforesaid of the Plan therefrom, the Company would like to propose to duly extend in respect of the Expiration Date of the Plan by additional Five (5) Years to September 6th, 2030 under the proposal Fourth (4th) Extension Amendment of the Plan hereto other than to arrange and renew full new Long-Term Incentive Plan. A copy of the “Fourth (4th) Extension Amendment of the Plan” Proposal is as attached hereto.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast at the AGM by the shareholders entitled to vote thereon.

The Board of Directors recommends a vote FOR this proposal.

IV.	OTHER MATTERS

As of the date of this Proxy Statement, Himax does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the Meeting.

Shareholders are urged to sign the enclosed proxy form and to return it to Yuanta Securities Co., Ltd. within the designated period in the enclosed envelope. Proxies will be voted in accordance with shareholders’ directions. Signing the proxy form does not affect a shareholder’s right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the undersigned. If no directions are given in the voting card, proxies will be voted for the:

1.	Adoption of Himax’s 2024 Audited Accounts and Financial Reports, and;
2.	Re-election of Mr. Yan-Kuin Su as an Independent Director of the Company, and;
3.	To amend and restate the Company’s Amended and Restated 2011 Long-Term Incentive Plan by the Amendment(s) extending its duration for additional Five (5) years to September 6, 2030;

Himax Technologies, Inc.

By:
	Name:	Jordan Wu
	Title:	Director, CEO and President